SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

MER TELEMANAGEMENT SOLUTIONS LTD.

(Name of Registrant)

14 Hatidhar Street, Ra'anana 43665, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

MER Telemanagement Solutions Ltd.

EXPLANATORY NOTE

On Ocrober 28, 2018, MER Telemanagement Solutions Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) at the Company’s offices. At the Meeting, the Company’s shareholders approved the following resolutions:

1.	To re-elect four directors for terms expiring at the Company’s 2019 Annual General Meeting of Shareholders and when their successors are elected and qualified;

2.	To approve the terms of employment of Mr. Roy Hess, the Company’s Chief Executive Officer;

3.	To approve the terms of the share purchase agreement by and between the Company and Alpha Capital Anstalt, or Alpha Capital, and the transactions contemplated thereby and related thereto, including the adoption of amended and restated articles of association and the amendment to the Company’s memorandum of association, which include the creation of a new class of preferred shares, and the appointment and terms of service of two directors nominated by Alpha Capital;

4.	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2018, and to authorize the Company’s Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Company’s Audit Committee.

In addition, the Company’s auditor’s report and consolidated financial statements for the year ended December 31, 2017 were reviewed at the Meeting.

As part of the approval of Resolution No. 3, and upon the closing of the private placement with Alpha Capital scheduled for October 29, 2018, Mr. Scott Burell will be appointed to the Company’s Audit Committee to fill a vacancy caused by the resignation of Mr. Yaacov Goldman.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

Date: October 29, 2018	By:	/s/ Ofira Bar
Ofira Bar
Chief Financial Officer